March 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Clancy Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 6, 2016

File No. 333-213698

Ladies and Gentlemen:

This letter sets forth the responses of Clancy Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of March 20, 2016.

General

1. Since you have updated your financial statements through January 31, 2017, please revise your registration statement to remove your October 31, 2016 financial statements.

Response. October 31, 2016 financial statements were removed.

2. We note there are references in your Table of Contents to page numbers.  It appears your page numbers were deleted in your most recent amendment. Please revise to number each page of your prospectus.  The page numbers should be consistent with the page numbers listed in your table of contents.

Response. The page numbers were revised and consistent with the page numbers listed in our table of contents.

Outside Front Cover page of the Registration Statement

3. We note your response to comment two in our letter dated February 6, 2017.  Please revise to include the name, address and telephone number of your current agent for service.

Response: Current agent information was added.

Our Company, page 5

4. We note your response to comment four in our letter dated February 6, 2017.  We note disclosure in the third paragraph that “to the date of this filing, we have $2,500 in revenues”.   Please revise this section to reference a specific date.

Response: The specific date was added.

Risk Factors, page 9

5. We note that your current liabilities include a director loan of $11,059.  If material, please revise to include a risk factor discussing this director loan and any associated risks including the associated risks in calling the loan due.  In this regard, we note from Note 5 of your unaudited financial statements that the loan is “unsecured, non-interest bearing and due on demand”.   Please also file this loan agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: Risk factor was added. Loan Agreement was filed as exhibit 10.5.

Description of Business, page 21

6. Please revise your disclosure to clarify whether Afrodita is obligated to purchase any goods from you.

Response:  The disclosure was added.

July 31, 2016 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7. We note your response to prior comment 7.  Please have your auditor revise its report:

- to state, in the introduction paragraph, that they have audited the balance sheet as of July 31, 2016, and the statements of operations, stockholders' equity, and cash flows for the period from March 22, 2016 (date of inception) to July 31, 2016; and

- to also refer, in the opinion paragraph, to the results of your operations and cash flows for the period from March 22, 2016 (date of inception) to July 31, 2016.

Response: The report was revised.

Note 8 – Income Taxes, page F-8

8. We note your response to prior comment 8; however, the deferred tax asset resulting from your net operating loss carry forward, and the related valuation allowance, at July 31, 2016 appears to us to be $408, based upon applying the 34% tax rate to your net operating loss of $1,201.  Your table should show the net operating loss carry forward as $408 and the valuation allowance as $408.  Please revise your table accordingly.  Refer to ASC 740-10-30-5.

Response: The table was revised.

Note 9 – Subsequent Events, page F-9

9. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response: Disclosure was revised.

January 31, 2016 Financial Statements

Note 7 – Income Taxes, page F-6

10. The deferred tax asset resulting from your net operating loss carry forwards, and the related valuation allowance, at January 31, 2016 and July 31, 2016, appears to us to be $2,759 and $408, respectively, based upon applying the 34% tax rate to your net operating losses of $8,115 and $1,201.  Please revise your table accordingly.

Response: The table was revised.

Note 9 – Subsequent Events, page F-9

11. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response: Disclosure was revised.

Very Truly Yours,

Iryna Kologrim

President of Clancy Corp.